UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 6, 2021

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Common Stock

ITEM 3.  MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

Amended and Restated Certificate of Incorporation and Bylaws

On September 24, 2021, the Board of Directors (the “Board”) of Angel Studios, Inc. (the “Company”) adopted resolutions recommending certain changes to the Company’s Certificate of Incorporation and recommended that stockholders approve the changes. Having received the requisite stockholder consent, the Company’s Chief Executive Officer signed the Amended and Restated Certificate of Incorporation (the “Amended Certificate”) on behalf of the Company on October 5, 2021. A copy of the Amended Certificate is filed as Exhibit 3.1, and is incorporated by reference into this Current Report on Form 1-U. The following is a summary of the changes that were made in the Amended Certificate:

●
Creation of additional classes of common stock: the Amended Certificate creates two new classes of common stock, Class F Common Stock, which will be held by the Company’s founders, team members and certain other original investors in the Company, and Class C Common Stock, which will have limited voting power and may be issued to future investors.

●
Expanded Voting Power of Shares: the Amended Certificate provides “supervoting” powers for holders of the Company’s Class B Common Stock. Each share of Class B Common Stock is entitled to 55 votes, while each share of Class F Common Stock and Class A Common Stock is entitled to 5 votes, and each share of Class C Common Stock will be entitled to 1 vote.

●
Expanded and Representative Board of Directors: the Amended Certificate allows for the expansion of the Board beyond three members and provides for “representative” directors, meaning directors will be separately elected by each class of common stock. Each of Class F, Class A and Class B Common Stock will be entitled to elect one director to represent the respective class of common stock. The number of representative directors for each of Class F, Class A and Class B Common stock must be the same. Once the number of Class C Common Stock shares is greater than 5% of the issued and outstanding common stock of the Company, the holders of Class C Common Stock will be entitled to elect one director fewer than the other classes of common stock. If there cease to be stockholders in any of Class A, Class B or Class F, the directors previously elected by the applicable class will be added to the number of directors to be elected by the Class C Common Stock.

●
Transfer Restrictions and Conversion to Class C Common Stock: the Amended Certificate expands certain restrictions on transfers of shares. If a holder of Class F, Class A or Class B Common Stock transfers his or her shares, those shares will automatically convert into shares of Class C Common Stock (subject to certain limited exceptions).

●
Other Changes: the Amended Certificate also makes certain other changes in order to flesh out certain details and mechanics in the Amended Certificate, easing the burden of bringing in additional capital or entering new markets for capital.

In addition, on September 24, 2021, the Board adopted certain changes to the Company’s bylaws (as so amended, the “Amended Bylaws”) in order to amend and clarify certain provisions of the bylaws relating to certain rights of first refusal in connection with transfers of the Company’s capital stock. Pursuant to the Amended Bylaws, the Company has the right to assign its right of first refusal in connection with the proposed sale of capital stock by a stockholder. A copy of the Amended Bylaws is filed as Exhibit 3.2, and is incorporated by reference into this Current Report on Form 1-U.

The foregoing is a summary of the changes made by the Amended Certificate and the Amended Bylaws, is not intended to be a complete description of the terms of the Amended Certificate and the Amended Bylaws, and is qualified in its entirety by the Amended Certificate and the Amended Bylaws, filed as Exhibits 3.1 and 3.2, respectively, and incorporated by reference into this Current Report on Form 1-U.

ITEM 3.1 EXHIBITS

The following exhibits are filed as part of this Current Report on Form 1-U:

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Angel Studios, Inc.
3.2	Amended and Restated Bylaws of Angel Studios, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angel Studios, Inc.

Dated: October 6, 2021	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer